

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re:** **Advanced Ventures Corp.**
> **Registration Statement on Form S-1**
> **Filed October 12, 2010 and amended on October 13, 2010**
> **File No. 333-169861**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1.   We note your statement that you intend to commence the sale of your securities within one month after your registration statement is effective. Please provide us your analysis of how you are eligible to delay your offering consistent with Rule 415.

Prospectus

2.   Please tell us who you have complied with Regulation S-K Item 502(b).

Prospectus Cover Page

3.   Please revise the cover page to disclose the date the offering will end.

4.   With a view toward disclosures in appropriate sections of your document, please tell us the purpose of the reference to 62,500 shares in exhibit 99.1 and whether you are requiring that an investor purchase a minimum number of shares.

Selected Summary Financial Data, page 7

5.   Please revise to remove the "audited" label from the selected summary financial data for the period from July 6, 2010 through July 31, 2010. As an alternative, you may state that the information is derived from audited financial statements.

If we are unable to obtain funding for development of a valid prototype, page 8

6.   Please provide us a copy of the comparative analysis mentioned in this risk factor. Also provide us the supporting source data.

7.   Please tell us why you have not filed as exhibits to your registration statement the consent of the entities named in this risk factor. See Rule 436.

8.   Please tell us (1) whether you are aware of the extent to which the disclosed cost estimates to develop patents sold to other entities by the person who sold you your patent are similar to your estimates and (2) any known reasons for the similarity.

We may be subject to intellectual property litigation, page 12

9.   Please clarify why you do not know whether existing patents prohibit or limit your ability to develop and market your potential product.

You will experience difficulties in attempting to enforce liabilities, page 12

10.   Please disclose the reason for the uncertainty represented by the word "may" in the fourth sentence of this risk factor.

Our common stock is subject to the "penny stock" rules of the SEC, page 13

11.   Please present your last two paragraphs in this subsection as a separate risk factor.

The offering price of our common stock could be higher than the market value, page 14

12.   Please reconcile your reference to management's valuation in this risk factor with your statement under "Determination of Offering Price" on page 15 that there has been no valuation. Provide us a copy of any valuation analysis.

There is no established public market for our stock, page 14

13.   Please tell us why you do not disclose in this section the market mentioned in the penultimate sentence of the second paragraph on page 30.

14.   With a view toward disclosure, please tell us whether your shares are eligible to be resold in any states.

Use of Proceeds, page 14

15.   Please clarify whether any of the proceeds can be used to pay the salary of or make other payments to your officer and director. We note the loans mentioned in the second paragraph on page 28.

Percent of Net Proceeds Received, page 14

16.   We note your reference to changes in your business plan in the last paragraph of this section. Please tell us what you know about the extent to which companies whose primary business was the development of patents purchased from the party who sold you your patent changed their business plan before the technology was commercialized.

Dilution, page 15

17.   Please tell us why you have not disclosed dilution based on various amounts of shares sold as you did in the "Use of Proceeds" section.

18.   Please disclose the amount of dilution from the public offering price which will be absorbed by purchasers of the shares being offered based on the net tangible book value per share as of July 31, 2010. In this regard, we note the current disclosure of net tangible book value as of July 31, 2010 in the second and third sentences of this section includes net proceeds from the sale of 2,500,000 shares common stock.

Our Business, page 16

19.   With a view toward disclosure, please tell us:

    • the nature of the occupation of the party that sold the patent to you;
    • the history of that seller's development or acquisition of the patent;
    • all relationships between the seller and you and your affiliates; and
    • why the seller had not been able to commercialize the patent.

20.   Please provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K. We note the reference in the first risk factor on page 10 to governmental restrictions and the reference in the third risk factor on page 10 to your industry as "highly regulated."

General Development, page 16

21.   Please tell us the purpose of the parenthetical clause of the second sentence on page 17. Are you attempting to incorporate disclosure by reference? If so, please tell us the authority that permits such incorporation by reference.

22.   Please provide us all authority on which you base your statement in the penultimate sentence of the first paragraph on page 17 that the technology has not been found to be "particularly effective."

23.   With a view toward clarified disclosure, please tell us whether you, your affiliates or the party who sold your patent to you have any relationships with the "Bestetti" patent.

Business Summary and Background, page 17

24.   Given that you disclose that you have yet to develop a prototype, please clarify what was involved in designing and patenting the technology to date.

Contractual Obligations & Concessions, page 19

25.   Please reconcile your statements that you licensed the technology with your statements that you purchased the technology.

Management's Discussion, page 20

26.   Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

Plan of Operations, page 21

27.   Please reconcile the six months mentioned in the second paragraph with the sum of the time periods mentioned in the paragraphs that you label a, b and c.

Analysis of Financial Condition and Results of Operations, page 22

28.   Given your disclosure in your "General Working Capital" section on page 22 that
       $30,000 will be sufficient to develop a prototype, please clarify how you will satisfy
       the $40,000 in liabilities mentioned here.

29.   Please revise to provide a discussion of your critical accounting policies including
       judgments and uncertainties affecting the application of those policies, and the
       likelihood that materially different amounts would be reported under different
       conditions or using different assumptions. Such disclosure should supplement, not
       duplicate, the description of accounting policies that are already disclosed in the notes
       to the financial statements. The disclosure should provide greater insight into the
       quality and variability of information regarding financial condition and operating
       performance. Refer to FR-72 and SEC Release No. 33-8040.

30.   Please revise to provide a discussion of the nature of the expenses recorded during the
       period from July 6, 2010 to July 31, 2010.

Directors and Executive Officers, page 25

31.   Please identify in this section who serves as your principal financial and accounting
       officer. We note your disclosure in the information that is not part of the prospectus
       on page 36.

32.   Please provide the disclosure required by Item 401(e)(1) of Regulation S-K regarding
       the specific experience, qualifications, attributes, or skills that led to the conclusion
       that Jacky Shenkar and Rachel Feldstein should serve as directors.

33.   We note the disclosure in this section that Mr. Shenkar is your president and director;
       however; you disclose that Ms. Shenkar is your president and director in the last
       paragraph on page 27 and in the second paragraph on page 28. Please reconcile.

Certain Relationships and Related Transactions, page 27

34.   Please disclose the portion of the $19,000 loan mentioned in the last paragraph that
       came from each of your officers.

Director Independence, page 28

35.   Please provide the disclosure required by Regulation S-K Item 407(a). See Item
       407(a)(1)(ii).

Our Common Stock, page 29

36.   Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144.

37.   Please tell us about when you can make calls and assessments on your stock as mentioned in Article X Section 6 of exhibit 3.2 to your registration statement.

Plan of Distribution, page 29

38.   Please discuss in greater detail the "challenges" mentioned in the last sentence of the fifth paragraph of this section.

39.   Please reconcile your statement that your officers are not associated with a broker-dealer with your description of Jacky Shenkar's employment since August 2008 on page 25.

Offering Period and Expiration Date, page 30

40.   Please disclose the circumstances in which the offering period may be extended.

Procedures for Subscribing, page 30

41.   Please clarify when investors will have rights as a shareholder of Advanced Ventures relative to when they sign the subscription agreement.

Right to Reject Subscriptions, page 31

42.   Please reconcile your disclosure regarding immediate return in this section with the reference to 12 business days in exhibit 99.1.

Section 15(g) of the Exchange Act, page 31

43.   Please provide us the authority which you believe provides the exemptions that you cite in the second sentence.

Indemnification, page 32

44.   Please tell us which section of your Certificate of Incorporation you are describing in the first sentence of this section. Also tell us why this section does not describe Article XII of your bylaws.

Available Information, page 33

45.   Regarding your disclosure in this section:

- Please tell us the basis for your statement in the second paragraph of this section that you "are subject to the informational requirements of the Securities Exchange Act of 1934."
- If you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement. If you do not intend to file an Exchange Act registration statement, revise to add appropriate risk factor disclosure explaining the difference in the obligations of you and your affiliates under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Financial Statements

General

46.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Note 1. Summary of Significant Accounting Policies, page F-7

Deferred Offering Costs, page F-8

47.   In light of the significance of the deferred offering costs to your financial statements, please revise to disclose the specific components of the $20,000 deferred offering costs.

Signatures, page 36

48.   Please do not change the form of text required to appear on the Signatures page by Form S-1.

49.   Please identify below the second of text required on the Signatures page who signed your document in the capacity of principal financial officer.

Exhibits

50.   Please note that the text of your exhibits should not be presented as a graphic or image file. See the last sentence of Regulation S-T Item 304(e). Please re-file your exhibits accordingly.

Exhibit 5.1

51.   Please tell us the purpose of the first sentence of the fourth paragraph of this exhibit.
        The opinion that you file to satisfy your obligations per Regulation S-K Item
        601(b)(5) must not indicate that counsel is not qualified to opine on the laws of the
        jurisdiction in which you are incorporated.

52.   Please file an opinion that clearly addresses the securities registered for sale in this
        registration statement, not securities of the entity mentioned in the paragraph
        numbered 3 in this exhibit.

Exhibit 10.1

53.   Please file an accurate and complete exhibit. For example, it appears that you have
        omitted Annex 1 and Annex 2.

Exhibit 23.1

54.   Please include a currently dated and signed consent from your independent auditors
        with each amendment.

Exhibit 99.1

55.   Please provide us your analysis of how the representations that you are requiring
        investors to make when they sign the agreement you filed as exhibit 99.1 are
        consistent with Section 14 of the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Kristin Lochhead (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Michael S. Krome, Esq.